[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
May 21, 2009
VIA IDEA TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Validus Holdings, Ltd.
File No. 333-159148
Form S-4, filed May 12, 2009, as amended May 14, 2009

IPC Holdings, Ltd.
Schedule TO-T filed May 12, 2009, as amended May 14, 18 and 20,
2009 by Validus Holdings, Ltd.
SEC File No. 005-45701

Forms 425 filed May 12, 14, 18, and 20, 2009 by Validus Holdings, Ltd.
SEC File No. 000-27662
Dear Mr. Duchovny:
          On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filing as set forth in your letter dated May 20, 2009 (the “Comment Letter”). Additionally, the Company files herewith, via IDEA, Amendment No. 2 to the Registration Statement on Form S-4 (file no. 333-159148) originally filed with the Commission on May 12, 2009, as amended on May 14, 2009 (the “Registration Statement”) and Schedule TO-T originally filed with the Commission on May 12, 2009, as amended on May 14, 18 and 20, 2009 (the “Schedule TO”).
          Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
          We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.
Form S-4
General
     1. We note the changes made to the offer consideration. Please tell us whether you redisseminated the offer document. If not, please give us your legal analysis supporting your determination not to redisseminate it.
     Response: We acknowledge the Staff’s comment, and currently intend to redisseminate the prospectus/offer to exchange contained within, and the ancillary exchange offer documents attached as exhibits to, the Registration Statement on a prompt basis following our clearance of outstanding comments by the Commission and, in any event, at least 10 business days prior to the expiration time of the exchange offer by delivering such materials to IPC Holdings, Ltd. (“IPC”). The Company notes to the Staff that IPC elected to disseminate all exchange offer materials to its shareholders on behalf of the Company. In its request pursuant to Rule 14d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that was sent to IPC on May 12, 2009, the Company notified IPC of the Company’s election, pursuant to paragraph (f)(1) of Rule 14d-5 under the Exchange Act, to require IPC to disseminate to its shareholders any amendments disclosing material changes to the Company’s exchange offer materials.
     2. Please update your offer document to reflect the developments that took place since May 14, 2009 (i.e., the increase in the offer price, the change in the consideration offered, and the denial of your preferred litigation calendar by the Bermuda court).
     Response: The Company has revised and updated the prospectus/offer to exchange in response to the Staff’s comment. As we discussed by telephone on May 20, 2009 and as disclosed on pages 60 and 93, the Bermuda Court’s May 13, 2009 ruling relates to the litigation regarding the termination fee, the no-talk provision and related matters. That May 13 ruling does not relate to the discussion on page 84 of timing for the scheme of arrangement, which involves, among other items, the court proceedings regarding the court-ordered meeting of IPC shareholders to approve the scheme of arrangement, which was the subject of a May 19, 2009 determination by the Bermuda Court directing that Validus’ application be heard during the week of May 25, 2009, as disclosed on page 60.

The Exchange Offer
Extension, Termination and Amendment, page 63
     3. Please revise the definition of “business day” on page 64 to conform to the definition found in Rule 14d-1(g).
     Response: The Company has revised the prospectus/offer to exchange in response to the Staff’s comment.
Certain Relationships With IPC and Interests of Validus in the Exchange Offer,

     4. Please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier here and in the Summary section.
     Response: The Company acknowledges the Staff’s comment but respectfully suggests to the Staff that the qualifier reiterates the fact that, according to the signature page requirements in Schedule TO, any person filing a tender offer statement pursuant to Section 14(d)(1) of the Exchange Act certifies that the information set forth in such statement is true, complete and correct, after due inquiry and to the best of its knowledge and belief. In light of such certification, the qualifier indicates that the information provided with respect to the natural persons listed in Schedule I to the prospectus/offer to exchange (i.e., the executive officers and directors of the Company) is given to the extent known by the Company, after making reasonable inquiry to such persons regarding these matters, including on the basis of the responses of such persons to inquiries made to them by the Company. In order to clarify this point, the Company has revised the prospectus/offer to exchange by affirming such information with the qualification “after due inquiry and to the best of our knowledge and belief”.
Conditions of the Offer, page 82
     5. Please revise the condition “No Material Adverse Change” to state whether any of the events described therein have occurred between December 31, 2008 and the filing date.
     Response: As of the date hereof, the Company is not aware of any change, state of facts, circumstance or event that would trigger a material adverse change as described in the prospectus/offer to exchange. However, the Company notes that, as of the date hereof, the Company has not undertaken any specific investigation of such matters. We also note that this is a condition that is only tested immediately prior to the expiration time of the exchange offer. In light of the foregoing, the Company believes that it is neither possible nor appropriate at this time to predict whether this condition will be satisfied immediately prior to the expiration time of the exchange offer and reserves the right to assert such condition if the Company determines that it has not been satisfied at such time.

     6. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the “Validus Credit Facility Condition” where you state that all amendments or waivers under your credit facilities “as determined by Validus to be necessary to consummate the exchange offer, the second-step acquisition and the other transactions. . . shall be in full force and effect.” In this condition, you have reserved the unilateral control to assert a condition. Therefore, through these conditions you have created the implication that you may conduct an illusory offer in potential contravention of Section 14(e). Please revise your disclosure accordingly.
     Response: The Company has revised the condition in response to the Staff’s comment as follows: “All amendments or waivers under Validus’ credit facilities necessary to consummate the exchange offer, the second-step acquisition and the other transactions contemplated by this prospectus/offer to exchange shall be in full force and effect.”
     7. Please refer to paragraph (a) in the “Other Conditions” section. We note that the condition extends to IPC and is subsidiaries “following the exchange offer and second-step acquisition.” Your disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.
     Response: The Company acknowledges the Staff’s comment. As the introductory paragraph to the “Other Conditions” section states, the Company may “extend, terminate or amend the exchange offer, if at any time on or after the date of this prospectus/offer to exchange and prior to the expiration time of the exchange offer any of the following events or fact shall have occurred . . . ..” (emphasis added). However, the Company believes that it is appropriate in clause (a) that it may, prior to the expiration time of the exchange offer, raise or assert the condition if an event described therein would result in a “material adverse effect” as measured against Validus and its subsidiaries (assuming the consummation of the acquisition of IPC common shares in the exchange offer and the second-step acquisition) following the consummation of the exchange offer and the second-step acquisition and has revised the parenthetical in clause (a) in a manner consistent with the language set forth above.
     8. We note your disclosure on page 85 that you may assert a condition “regardless of the circumstances giving rise to any such condition . . . .” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. With this in mind, please revise your disclosure to clarify that your actions or omissions to act will not give rise to a condition.
     Response: The Company has revised the prospectus/offer to exchange in response to the Staff’s comment by adding the following parenthetical to the above referenced language: “(other than any event or circumstance giving rise to the triggering of a condition within the direct or indirect control of Validus)”.
     9. We also note the language in the last paragraph in this section that your “failure . . .” at any time to exercise any of these rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where its satisfaction may be determined only upon expiration. Please confirm your understanding in your response letter.
     Response: The Company confirms to the Staff that it will inform IPC shareholders promptly of how it will proceed if a condition is triggered by events that occur prior to the expiration of the offer. We note that there are certain conditions that may fail to be satisfied during the pendency of the exchange offer but that can be cured prior to the expiration of the exchange offer. For example, a court or other governmental authority could temporarily enjoin the Company from entering into a transaction with IPC but that injunction could be lifted prior to the expiration of the offer and therefore would not be a failure of a condition at that time. Therefore the Company may determine not to terminate the offer in response to the failure of that type of condition until the expiration time of the exchange offer.
     The Company will, when access to IPC’s non-public information is either granted or the Company determines (immediately prior to the expiration time of the exchange offer) that non-public information will not be forthcoming from IPC, make a reasonable determination as to whether a condition has been satisfied or not satisfied and, consequently, whether the Company will waive or not waive any condition so determined to be triggered. In such a case, Validus will notify IPC shareholders of this determination promptly.
     The Company acknowledges that if it accepts IPC common shares for exchange in the offer and certain conditions to the offer have not been satisfied at that time, these conditions will be deemed to have been waived. (In such case, please see our response to comment 10 below.) Furthermore, the Company will not, and does not believe that the terms of the exchange offer give it the right to, arbitrarily delay enforcement of a known failed condition that is incapable of being satisfied by the expiration time of the offer.
     10. Refer to same disclosure referenced above relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
     Response: The Company acknowledges the Staff’s comment and confirms to the Staff that, if it were to expressly determine to waive the assertion of a triggered condition, it will promptly notify IPC shareholders of such waiver. The Company also confirms its understanding that it may be required to extend the exchange offer and disseminate new disclosure to security holders, depending on the materiality of the waived condition and the timing of any such waiver. Please see our response to comment 9 regarding the possibility that we may not terminate the offer or waive a condition if a failure occurs that is capable of being remedied prior to the expiration time.
Where You Can Find More Information, page 120
     11. Because your registration statement requires financial statements of IPC, the audit report of IPC’s independent accountants must be included in the registration statement. Rule 436 of Regulation C requires the consent of IPC’s auditor to the inclusion of its report in the registration statement. We refer you to SAB Topic 1A requiring that any publicly filed financial information of IPC, including its financial statements, be included in your exchange offer filing or incorporated by reference into, and therefore made a part of, this filing.
     Until you obtain the consent of IPC and its auditor, please revise your prospectus to disclose the legal and practical implications for your security holders and IPC security holders of the inability to obtain the cooperation of IPC or consent of its auditor. Please ensure that you do not expressly or implicitly purport to disclaim your liability for the IPC financial statements.
     If you are unable to receive the cooperation from IPC and consent from its independent accountants following your best efforts to do so, please submit a written request for a waiver of the consent pursuant to Rule 437 of Regulation C. Your request should be addressed to the Office of the Chief Accountant of the Division of Corporation Finance, and should address the following:
•	Please include an original manually signed affidavit in the request documenting your specific actions to obtain the other party’s cooperation as well as the auditors’ consent.

•	Include all correspondence evidencing your request.
     If your waiver is accepted, without naming the auditor, please revise to clearly disclose that, although an audit report was issued on their financial statements and included in their annual report filed with the Commission, the auditor has not permitted use of the report in your registration statement. Please note that this comment also applies to any consent that is not provided with respect to future financial information.

     Response: The Company acknowledges the Staff’s comment and submits that it has been acting in good faith to obtain the required consent of IPC’s auditor. In connection with such good faith efforts, the Company delivered letters to IPC on May 12, 2009 and the date hereof requesting, among other matters, that IPC deliver to the Company the required written consent of IPC’s auditor. To date, the Company has received no response to these requests. Additionally, the Company has, on the date hereof, submitted a written request to the Office of the Chief Accountant of the Division of Corporation Finance via overnight courier requesting that the Commission dispense with the requirement that the Company obtain the written consent of IPC’s auditor pursuant to Rule 437 of Regulation C. Such letter includes all of the information referred to in the Staff’s comment. A copy of this letter has been attached supplementally for your convenience. The prospectus/offer to exchange currently does not disclose the name of IPC’s auditor and has disclosed that IPC’s auditor has not permitted the use of its report in the Registration Statement. In addition, the Company has revised the prospectus/offer to exchange to explain that the Company has applied for a waiver of the requirement to provide such consent pursuant to Rule 437 of Regulation C and that IPC’s auditor has not permitted the use of its report in the Registration Statement.
     12. Refer to first paragraph after the table on page 121. While we recognize that any documents filed pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.
     Response: The Company acknowledges the Staff’s comment and will, to the extent required, amend the Schedule TO-T to specifically include any information that is deemed to be forward-incorporated by reference into the Registration Statement.
* * * * *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439, John Schuster at (212) 701-3323 or Todd Freed (212) 735-2512.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	C. Jerome Dill (Validus Holdings, Ltd.)
Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Todd E. Freed (Skadden, Arps, Slate, Meagher & Flom LLP)
John Schuster (Cahill Gordon & Reindel llp)